Exhibit 21
List of Subsidiaries

The following is a list of the subsidiaries of FB Financial Corporation including the name of each subsidiary and its jurisdiction of incorporation:

Name	Jurisdiction Where Organized

FirstBank	Tennessee

FirstBank Insurance, Inc.(1)	Tennessee

Investors Title Company(1)	Tennessee

First South Bancorp Statutory Trust I	Connecticut

First South Bancorp Statutory Trust II	Connecticut

(1) Subsidiary of First Bank